MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

June 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Percival

Re:	MicroVision, Inc. — Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (File No. 333-222857)

Dear Ms. Percival:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MicroVision, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-222857) (the “Registration Statement”) be declared effective at 5:00 P.M. (New York time) on Monday, June 11, 2018 or as soon as possible thereafter.

In connection with the above-referenced filing, the Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Please contact Amanda Whitney of Ropes & Gray LLP at (415) 315-1264 (amanda.whitney@ropesgray.com), Thomas Fraser of Ropes & Gray LLP at (617) 951-7063 (thomas.fraser@ropesgray.com) or Joel Freedman of Ropes & Gray LLP at (617) 951-7309 (joel.freedman@ropesgray.com) when the Registration Statement is declared effective or if you have any questions. Thank you for your assistance.

Very truly yours,

MICROVISION, INC.
By:	/s/ David J. Westgor
Name: David J. Westgor
Title: Vice President, General Counsel & Secretary